SEC FILE NUMBER 1-9788
CUSIP NUMBER 51476K103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 1-9788

(Check one):   ☐ Form 10-K ☐ Form 20-F☐    Form 11-K   ☒    Form 10-Q  ☐    Form 10-D  ☐    Form N-SAR  ☐    Form N-CSR

For Period Ended:  March 31, 2014

☐    Transition Report on Form 10-K

☐    Transition Report on Form 20-F

☐    Transition Report on Form 11-K

☐    Transition Report on Form 10-Q

☐    Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Landauer, Inc.

Full Name of Registrant

Former Name if Applicable

2 Science Road

Address of Principal Executive Office (Street and Number)

Glenwood, Illinois  60425

City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 (the “Quarterly Report”) was not filed within the prescribed time period because the Registrant experienced unforeseen delays in the collection and compilation of certain financial and other related data needed in order to correct for certain classification errors related to cash flows provided from operating activities and cash flows used by investing activities in the consolidated statements of cash flows and the consolidated balance sheets in the Quarterly Report. Although these classification errors also existed in certain prior periods, the Registrant does not expect that the reasons for the delay in filing the Quarterly Report will have a material effect on the financial results as it pertains to the consolidated statements of operations, including earnings per share, for the quarter ended March 31, 2014 as previously announced on May 7, 2014, or on any prior financial reports. In addition, the Registrant has not completed its assessment of the effectiveness of its internal control over financial reporting related to these classification errors. There is a possibility that upon completion of its assessment of the effectiveness of internal control over financial reporting, the Company may determine that these classification errors, or combination of errors, are a material weakness in its internal control over financial reporting.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Michael K. Burke	(708)	755-7000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			x Yes  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			 Yes x No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Landauer, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 13, 2014	By	/s/ Michael K. Burke
Michael K. Burke, Senior Vice President and
Chief Financial Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).